Press Contacts:	Investor Contacts:

Didi Blackwood Manugistics Group, Inc. dblackwo@manu.com 301-255-5330	Nate Wallace Manugistics Group, Inc. Investor Relations 301-255-5059

John Conley Ogilvy PR (For Manugistics) john.conley@ogilvypr.com 202-452-9524	Raj Rajaji Manugistics Group, Inc. Chief Financial Officer 301-255-5087

Manugistics Announces Results of Employee Stock Option Exchange Program

ROCKVILLE, MD. – March 12, 2003 – Manugistics Group, Inc. (Nasdaq: MANU), a leading global provider of supply chain and pricing optimization solutions, announced today the completion of the employee acceptance period of its employee stock option exchange program. The stock option exchange program expired at 5:00 p.m. Eastern Standard Time, on Monday March 10, 2003. All outstanding options properly tendered for exchange by eligible employees have been accepted.

Manugistics has accepted for cancellation and exchange options to purchase approximately 4.76 million shares of its common stock. Subject to the terms and conditions set forth in the offer, in exchange for the options that were accepted for cancellation and exchange, Manugistics will issue new options to purchase an aggregate of approximately 1.48 million shares of its common stock. The new options will be issued on September 16, 2003, the first business day that is at least six months and five days after the cancellation date of the offer.

The terms and conditions of the exchange offer are set forth in a Tender Offer Statement on Schedule TO that Manugistics has filed with the Securities and Exchange Commission.

About Manugistics Group, Inc.

Manugistics is a leader in the industry in delivering innovative pricing and supply chain software solutions. Today, more than 1,200 clients trust Manugistics to help them reduce costs, increase revenues and enhance margins. The company provides comprehensive solutions for supply chain management, service and parts management, pricing and revenue optimization, and supplier relationship management. Its clients include industry leaders such as AT&T, Amazon.com, Boeing, Brown & Williamson, Caterpillar, Cisco Systems, Circuit City, Coca-Cola Bottling, Continental Airlines, Diageo, DuPont, Fairchild Semiconductor, General Electric, Kraft, Nestle, RadioShack and Unilever. For more information, go to http://www.manugistics.com/.

FORWARD LOOKING STATEMENT

This announcement contains forward-looking statements that involve risks and uncertainties that include, among others, the occurrence of certain events which might result in the termination of the employee stock option exchange program as described in the Tender Offer Statement on Schedule TO that Manugistics has filed with the Securities and Exchange Commission. More information about factors that potentially could affect Manugistics’ financial results can be found in Manugistics filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended February 28, 2002 and Quarterly Report on Form 10-Q, for the quarter ended November 30, 2002. Manugistics assumes no obligation to update the forward-looking information contained in this announcement.

Manugistics is a registered trademark, and the Manugistics logo, the phrase “Leveraged Intelligence,” Enterprise Profit Optimization and Manugistics NetWORKS are trademarks of Manugistics, Inc. All other product or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.